Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Transmeta Corporation for the registration of common stock, preferred stock, debt securities and warrants with the aggregate maximum offering price of $50,000,000 and to the incorporation by reference therein of our report dated March 25, 2005, with respect to the consolidated financial statements of Transmeta Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
San Jose, California
July 9, 2007